June 21, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah and Mary Mast

Re:	Impact BioMedical Inc.
Amendment No. 10 to Registration Statement on Form S-1 Filed June 2, 2023
File No. 333-253037

Dear Mr. Atallah and Ms. Mast:

On behalf of Impact BioMedical Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on June 9, 2023 regarding the Company’s Registration Statement on Form S-1.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the S-1.

Amendment No. 10 to Registration Statement on Form S-1

Capitalization, page 17

1.	Please clarify how you concluded your total capitalization was $46,497,000 at December 31, 2022. In this regard, add the note payable from the balance sheet to long-term debt and revise the total capitalization line item or explain why no revision is necessary.

Response: The capitalization table has been revised to reflect the correct amount of total capitalization in accordance with the Staff’s comment.

Financial Statements, page F-1

2.	Please update your financial statements and related information to comply with Rule 8-08 of Regulation S-X.

Response: The March 31, 2023 financial statements have been included in accordance with the Staff’s comment.

Note 8. Goodwill, page F-12

3.	We note from your response to prior comment 6 in the revised Note 8 on page F-12 that you performed a quantitative goodwill impairment test with an effective date of June 1, 2022, “utilizing the market approach and income approach has the most world of method for valuing the Company.” Please address the following:

●	Confirm, if true, that your valuation was based on the market approach and income approach methodology and, if so, how those two methodologies were used to conclude no impairment was necessary. Revise your filing as necessary.
●	Provide us and revise the filing to disclose the significant assumptions used in your valuation.
●	Tell us the percentage by which the fair value of your goodwill exceeded its carrying value.

Response: The related footnotes have been revised in accordance with the Staff’s comments.

4.	As a related matter we note that you conducted an impairment analysis and concluded that your intangible assets were not impaired. Please expand your disclosures regarding this critical accounting policy disclosure to enable readers to understand the basis for your conclusion. In this regard, please discuss the valuation methodology and key assumptions used in your most recent impairment analysis. Also discuss the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.

Response: In accordance with the Staff’s comment, an additional footnote has been included to identify the policy.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Frank D. Heuszel
Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.